                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                WATERLINK, INC.
                         Commission file number 1-13041
                             Cusip number 94155N105

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]Form 10-Q
[ ]Form N-SAR
For Period Ended: September 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Waterlink, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 832 North Cassady Avenue

City, State and Zip Code: Columbus, Ohio 43219

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

[ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Company is in the process of negotiating certain amendments to its credit agreement with its senior lender. Due to this uncertainty affecting the presentation of information in its Annual Report on Form 10-K, the Company is unable to complete and file its Form 10-K by December 31, 2001, the prescribed deadline for filing. The Company intends to file the Form 10-K promptly after such amendments are finalized, and in any event by January 15, 2002.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Donald A. Weidig                  (614)                        258-9501
   ----------------                  -----                        --------
        (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation
-----------

In May 2000 Waterlink announced that its board of directors had instructed management to explore various strategic alternatives, including the sale of all or part of Waterlink, that could maximize our shareholders' investment in Waterlink. To date, Waterlink has sold three of its five operating divisions: the biological division in two separate transactions in September and December 2000, the separations division in February 2001, and the european water and wastewater division in a series of transactions during the fourth quarter of our fiscal year ended September 30, 2001. Waterlink's continuing operations are comprised of the specialty products division and the pure water division.

The anticipated results from continuing operations are as follows:

         Net Sales: Net sales for the year ended September 30, 2001 were $84,535,000; an increase of $2,012,000, or 2.4%, from the prior year. Net sales at the pure water division increased by $1,242,000, or 7.0%; and net sales at the specialty products division increased by $484,000, or 0.7%, from the prior year. The increase at the pure water division is reflective of the division's success in obtaining customer orders. With regard to the specialty products division, they experienced a slow first quarter of fiscal 2001, principally in the point of use market, but recovered during the last part of the fiscal year to show modest growth over the prior year.

         Gross Profit: Gross profit for the year ended September 30, 2001 was $21,206,000, a decrease of $1,475,000 from the prior year. The gross margin for 2001 was 25.1% as compared to 27.5% in the prior year. The gross margin at the specialty products division decreased from 24.4% in 2000 to 22.1% in 2001 principally due to product mix within the carbons side of the business during the first half of the current year. At the pure water division, the gross margin decreased from 38.7% in 2000 to 35.8% in 2001 due to higher parts sales in 2000 where margins are typically higher than those realized on systems sales.

         Selling, General and Administrative Expenses: Selling, general and administrative expenses for the year ended September 30, 2001 were $15,302,000, an decrease of $971,000 from the prior year, primarily due to cost reductions in the corporate office. Selling, general and administrative expenses as a percentage of net sales were 18.1% in 2000 as compared to 19.7% for the prior year, which reflects the decrease in expense.

         Special Charges: Special charges of $2,560,000 were recorded during the year ended September 30, 2001 in connection with the closing of the corporate office, relating primarily to severance obligations.

         Amortization: Amortization expense for the year ended September 30, 2001 and 2000 was $871,000 and $855,000, respectively.

         Interest Expense: Interest expense for the year ended September 30, 2001 was $5,043,000, as compared to $5,046,000 in the prior year. Interest expense for 2001 and 2000 include non-cash charges related to amortization of expense recognized in connection with the issuance of common stock warrants of $87,000 and $217,000 respectively.

         Amortization of Financing Costs: Amortization of financing costs for the year ended September 30, 2001 was $1,386,000 as compared to $401,000 for prior year. The increase in 2001 reflects the accelerated amortization of deferred financing costs resulting from the maturity date of our senior credit facility being moved from May 23, 2003 to October 1, 2001. Effective September 30, 2001, an amendment to the senior credit facility extended the maturity date to January 15, 2002.

         Income Taxes: Waterlink recorded income taxes of $12,000 on a pre-tax loss of $4,265,000 for the year ended September 30, 2001, which represented state income taxes on certain domestic earnings. For the year ended September 30, 2000, income taxes of $386,000 were recorded on pre-tax income of $117,000. The income taxes in 2000 were recorded on earnings outside the United States and in certain states domestically.


                                Waterlink, Inc.
                                ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 27, 2001    By: \s\ Donald A. Weidig
      -----------------        ---------------------